Exhibit 99.1

NextSource Materials Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

In accordance with National Instrument 51-102, the
Company discloses that its auditors have not reviewed these
unaudited condensed interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in US Dollars
	Note	December 31,	June 30,
		2019	2019
Assets

Current Assets:
Cash and cash equivalents		$567,774	$529,331
Amounts receivable		20,549	33,640
Prepaid expenses	16	38,884	50,432
Total Assets		$627,207	$613,403

Liabilities

Current Liabilities:
Accounts payable	16	$304,699	$109,020
Accrued liabilities		216,354	654,999
Provision	9	180,652	180,652
Warrant liability	13	374,876	334,618
Total Liabilities		1,076,581	1,279,289

Shareholders’ Deficit
Share capital	10	$103,901,774	$103,172,066
Accumulated deficit		(104,468,852)	(103,955,431)
Accumulated other comprehensive income		117,704	117,479
Total Shareholders’ Deficit		(449,374)	(665,886)

Total Liabilities and Shareholders’ Deficit		$627,207	$613,403

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

Expressed in US Dollars
	Note	For the three months ended		For the six months ended
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Revenues		$-	$-	$-	$-

Expenses and other income

Exploration and evaluation expenses	3, 5	51,178	112,651	120,801	207,335
Management and professional fees	6, 16	173,983	264,594	449,324	475,309
Share based compensation	11, 16	-	-	-	-
General and administrative expenses	7	93,596	72,424	161,348	192,433
Depreciation	8	-	-	-	-
Foreign currency translation (gain) loss		4,120	(3,609)	1,811	(24,938)
Change in value of warrant liability	13	20,178	-	(220,832)	-
Interest expense (income)		155	-	200	(600)
Tax Expenses		769	-	769	-

Net loss for the period		$(343,980)	$(446,060)	$(513,422)	$(849,539)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations		3,970	(15,933)	225	(28,027)

Net loss and comprehensive loss for the period		$(340,010)	$(461,993)	$(513,197)	$(877,566)

Weighted-average common shares,		528,740,718	491,330,595	509,798,767	485,862,477
- basic and diluted
Net loss per common shares,		$(0.00)	$(0.00)	$(0.00)	$(0.00)
- basic and diluted

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Cash Flows

Expressed in US Dollars
	For the six months ended	For the six months ended
	December 31, 2019	December 31, 2018

Cash flows from operating activities

Net loss for the period	$(513,422)	$(849,539)

Items not affecting cash:
Change in value of warrant derivative liability	(220,832)	-

Change in working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	24,639	(10,067)
Increase (decrease) in accounts payable and accrued liabilities	(242,966)	(27,437)
Net cash used in operating activities	(952,581)	(887,043)

Cash flows from financing activities
Proceeds from issuance of common shares	998,619	1,141,622
Common share issue costs	(7,820)	(46,158)
Net cash provided by financing activities	990,799	1,095,464

Effect of exchange rate changes on cash	225	(28,027)

Increase (decrease) in cash and cash equivalents	38,443	180,394
Cash and cash equivalents - beginning of period	529,331	338,702
Cash and cash equivalents - end of period	$567,774	$519,096

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in US Dollars
	Shares	Share Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total (Deficit) Equity
	#	$	$	$	$

Balance – June 30, 2018	469,933,611	100,544,293	(100,744,927)	75,766	(124,868)

Private placement of common shares	21,059,270	1,138,350			1,138,350
Cost of issue of private placement of common shares	337,714	(46,158)			(46,158)
Net loss for the period			(849,539)		(849,539)
Cumulative translation adjustment				(28,027)	(28,027)

Balance – December 31, 2018	491,330,595	101,636,485	(101,594,466)	47,739	89,758

Private placement of common shares	16,086,426	1,305,665			1,305,665
Reclassification as warrant liability		(408,150)			(408,150)
Cost of issue of private placement of common shares		(31,592)			(31,592)
Cost of issue finder shares	-	17,966			17,966
Share-based compensation		651,692			651,692
Net loss for the period			(2,360,965)		(2,360,965)
Cumulative translation adjustment				69,740	69,740

Balance – June 30, 2019	507,417,021	103,172,066	(103,955,431)	117,479	(665,886)

Private placement of common shares	29,077,768	998,619			998,619
Cost of issue of private placement of common shares		(7,820)			(7,820)
Reclassification as warrant liability		(261,090)			(261,090)
Net loss for the period			(513,422)		(513,422)
Cumulative translation adjustment				225	225

Balance – December 31, 2019	536,494,789	103,901,775	(104,468,853)	117,704	(449,374)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) is incorporated under the laws of Canada and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada, M5X 2A2.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company, through a wholly owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar.

These consolidated financial statements were approved by the Board of Directors on February 13, 2020.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of December 31, 2019, the Company had an accumulated deficit of $104,468,852 (June 30, 2019: $103,955,431), has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The Company has obtained a mining permit for the Molo Graphite project but has not secured all supporting permits and has not secured sufficient financing to begin construction. The Company has not commenced commercial operation of a mine. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies

Statement of compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period. Furthermore, the information on accounting standards effective in future periods and not yet adopted remains unchanged from that disclosed in the annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2019 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2019, which were prepared in accordance with IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the June 30, 2019 annual audited consolidated financial statements except as described below for new accounting standards adopted effective July 1, 2019.

Basis of measurement

These condensed consolidated interim financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These condensed consolidated interim financial statements include the financial position, results of operation and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

The areas involving significant judgments, estimates and assumptions have been detailed in Note 2 to the Company’s annual audited consolidated financial statements for the year ended June 30, 2019, except for new significant judgments related to the application of IFRS 16.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies - continued

Accounting standards adopted during the period

The Company has adopted IFRS 16, Leases (‘‘IFRS 16’’) with the date of initial application of July 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17, Leases (‘‘IAS 17’’) (the accounting standard in effect for those periods). The impact of adoption of IFRS 16 had no impact on the financial statements since the Company does not have any leases exceeding one year.

Policy applicable from July 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●
The contract involves the use of an explicitly or implicitly identified asset;
●
The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
●
The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the condensed interim consolidated balance sheets and lease liabilities in the lease obligations line item on the condensed interim consolidated balance sheets.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the condensed interim consolidated statements of income.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary GRAMAD. GRAMAD has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have PR 3432 converted into a mining permit. On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) (the Madagascar Environment Ministry) during fiscal 2018. On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from ONE.

Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the BCMM pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary MINMAD. MINMAD has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of December 31, 2019, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Mineral Exploration Expenses	Madagascar	Canada	Total
	$	$	$
Three months ended December 31, 2019	48,148	3,030	51,178
Three months ended December 31, 2018	106,828	5,823	112,651
Six months ended December 31, 2019	116,462	4,339	120,801
Six months ended December 31, 2018	195,307	12,028	207,335

Cash and Cash Equivalents	Madagascar	Canada	Total
	$	$	$
As of December 31, 2019	44,034	523,741	567,774
As of June 30, 2019	54,701	474,630	529,331

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, local payroll and consultants, Madagascar travel costs, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	For the three months ended		For the six months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Exploration activities	-	-	-	-
Metallurgical evaluation	-	19	-	2,059
Mineral claims (Canada)	3,030	-	4,339	-
Mineral claims and camp (Madagascar)	3,149	-	3,536	-
Other	-	21,622	-	32,963
Payroll and consulting fees	35,079	80,380	103,006	154,057
Permits and licenses	-	7,916	-	12,028
Travel	9,920	2,714	9,920	4,091
Total exploration and evaluation expenses	51,178	112,651	120,801	205,198

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

6.
Management and Professional Fees

Management and professional fees include payroll for management, director fees and professional fees such as lawyer and auditor fees.

The following is the breakdown by nature of the expenses:

	For the three months ended		For the six months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Management payroll	119,492	140,601	225,851	251,710
Consulting fees	87,015	84,187	173,082	168,123
Legal fees	(49,246)	25,533	10,443	44,694
Auditor fees	8,137	7,185	26,310	1,260
Tax advisory fees	-	-		-
Other	8,585	7,087	13,638	9,521
Total management and professional fees	173,983	264,593	449,324	475,308

7.
General and Administrative Expenses

General and administrative expenses include all corporate travel, public filing and transfer agent fees, investor relations, rent, insurance, bank fees, meals and entertainment, telecommunications and information technology.

The following is the breakdown by nature of the expenses:

	For the three months ended		For the six months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Travel	17,217	23,678	30,133	60,019
Public filing and transfer agent fees	30,575	23,349	56,063	59,650
Investor relations	2,740	5,691	17,482	27,178
Rent	23,419	12,875	28,336	28,235
Insurance	5,759	4,049	9,999	8,114
Bank fees	1,145	302	2,025	1,142
Other	12,741	1,880	17,311	7,495
Total general and administrative expenses	93,595	71,824	161,348	191,833

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

8.
Equipment

The Company owns metallurgical testing equipment and several vehicles used for exploration purposes in Madagascar that were deemed impaired and have no carrying values.

Changes in the carrying values were as follows:

	Equipment Costs $	Accumulated Depreciation $	Net Book Value $
Balance June 30, 2019	-	-	-

Balance December 31, 2019	-	-	-

9.
Provision and Contingent Liability

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the period ended December 31, 2019, there were $NIL adjustments made to the provision balance.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

10.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of December 31, 2019, the Company had 536,494,789 common shares issued and outstanding (June 30, 2019: 507,417,021).

The Company issued the following common shares during the period ended December 31, 2019:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,619 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

11.
Stock Options

The Company’s stock option plan is restricted to a maximum of 10% of the issued and outstanding common shares. Under the stock option plan, the Company may grant stock options to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

The Black-Scholes option valuation model is used by the Company to determine the fair value of stock option grants based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of December 31, 2019, the Company had 38,820,000 stock options issued and outstanding (June 30, 2019: 40,670,000) with a weighted average expiration of 2.6 years (June 30, 2019: 3.0 years), which are exercisable into 38,820,000 common shares (June 30, 2019: 40,670,000) at a weighted average exercise price of $0.076 (June 30, 2019: $0.08). All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options for the period ended December 31, 2019:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2019	Options Granted (Expired or Cancelled)	Options Exercised	Balance Outstanding December 31, 2019
July 3, 2014	July 3, 2019	USD $0.15	1,150,000	(1,150,000)	-	-
February 26, 2015	February 26, 2020	USD $0.20	2,870,000	(300,000)	-	2,570,000
December 22, 2015	December 22, 2020	USD $0.06	6,700,000	(400,000)	-	6,300,000
June 9, 2017	June 9, 2022	USD $0.07	18,100,000	-	-	18,100,000
March 26, 2019	March 26, 2024	CAD $0.10	11,850,000	-	-	11,850,000
Total Outstanding			40,670,000	(1,850,000)	-	38,820,000

The following is a continuity schedule of the Company's outstanding common stock purchase options:

	Weighted-Average Exercise Price $	Number of Stock Options #
Outstanding as of June 30, 2018	USD $0.09	37,630,000

Granted	CAD $0.10	11,850,000
Exercised	-	-
Expired/cancelled	USD $0.09	(8,810,000)
Outstanding as of June 30, 2019	USD $0.08	40,670,000

Granted	-	-
Exercised	-	-
Expired/cancelled	USD $0.135	(1,850,000)
Outstanding as of December 31, 2019	USD $0.076	38,820,000

The Company did not grant any stock options during the period ended December 31, 2019.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

12.
Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The Black-Scholes option valuation model is used by the Company to determine the fair value of warrants issued based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of September 30, 2019, the Company had 25,191,522 (June 30, 2019: 10,652,636) common share purchase warrants issued and outstanding with a weighted average expiration of 1.32 years (June 30, 2019: 1.1 years), which are exercisable into 25,191,522 (June 30, 2019: 10,652,636) common shares at a weighted average exercise price of $0.07 (June 30, 2019: $0.08). All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common stock purchase warrants for the period ended December 31, 2019:
Issue Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2019	Warrants Granted (Expired)	Warrants Exercised	Balance Outstanding December 31, 2019
August 17, 2018	August 17, 2020	CAD $0.10	10,652,636	-	-	10,652,636
October 25, 2019	October 25, 2021	CAD $0.09	14,538,886	-	-	14,538,886
Total Outstanding			25,191,522	-	-	25,191,522

The following is the continuity schedule of the Company's common share purchase warrants:

	Weighted-Average Exercise Price $	Number of Warrants #
Outstanding as of June 30, 2018	USD $0.14	3,500,000

Issued	CAD $0.10	10,652,636
Expired	USD $0.14	(3,500,000)
Exercised	-	-
Outstanding as of June 30, 2019	USD $0.08	10,652,636

Issued	CAD $0.09	14,538,886
Expired	-	-
Exercised	-	-
Outstanding as of December 31, 2019	USD $0.07	25,191,522

The Company issued the following common share purchase warrants during the period ended December 31, 2019:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,619 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

13.
Warrant Liability

The warrants that were issued on August 17, 2018, as part of the units as described in notes 10 and 12, were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of August 17, 2018 (issue date)	408,150
Exercise price	$0.076
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	(73,532)

As of June 30, 2019	334,618
Exercise price	$0.076
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
Change in fair value	(241,010)
As of September 30, 2019	93,608
Exercise price	$0.076
Risk free rate	1.67%
Expected volatility	117%
Expected dividend yield	Nil
Expected life (in years)	0.88
Change in fair value	(7,449)
As of December 31, 2019	86,159
Exercise price	$0.077
Risk free rate	1.66%
Expected volatility	131.25%
Expected dividend yield	Nil
Expected life (in years)	0.63

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

13.
Warrant Liability (continued)

The warrants that were issued on October 25, 2019, as part of the units as described in notes 10 and 12, were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of October 25, 2019 (issue date)	261,090
Exercise price	$0.07
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	27,627

As of December 31, 2019	288,717
Exercise price	$0.07
Risk free rate	1.66%
Expected volatility	131.25%
Expected dividend yield	Nil
Expected life (in years)	1.82

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

14.
Capital Management

As at December 31, 2019, the Company had a working capital deficit of $449,374 (June 30, 2019: deficit of $665,886).

There were no changes in the Company's approach to capital management during the period ended December 31, 2019.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

15.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at December 31, 2019, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at December, 2019, the Company had cash and cash equivalents of $567,774 (June 30, 2019: $529,331) to settle current liabilities of $1,076,581 (June 30, 2019: $1,279,289). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liability, which will be fully expensed by October 2021, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars

16.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the period ended December 31, 2019 and 2018:

	For the three months ended		For the six months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Management and professional fees	180,609	226,485	361,218	420,837
Share based compensation	-	-	-	-
Total	180,609	226,485	361,218	420,837

The following key management related party balances existed as of December 31, 2019 and June 30, 2019:

	As at December 31, 2019	As at June 30, 2019
Prepaid payroll to officers of the Company	$26,425	$26,568
Accounts payable balance due to officers of the Company	$16,400	$16,400

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2019 and 2018

Expressed in US Dollars